UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

HERITAGE WORLDWIDE, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

427266101
(CUSIP Number)

Leslie J. Croland, Esq.
Edwards & Angell, LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 9, 2005
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 427266101

(1)	NAME OF REPORTING PERSON

Alain Sereyjol-Garros

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

N/A

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF	(7)	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	(8)	SHARED VOTING POWER
EACH		13,775,096
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		0

	(10)	SHARED DISPOSITIVE POWER
		13,775,096

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,775,096

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.97%

(14)	TYPE OF REPORTING PERSON

IN

CUSIP NO. 427266101

(1)	NAME OF REPORTING PERSON

Eurofortune Holding, S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

N/A

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	☒
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF	(7)	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	(8)	SHARED VOTING POWER
EACH		720,512
REPORTING
PERSON	(9)	SOLE DISPOSITIVE POWER
WITH		0

	(10)	SHARED DISPOSITIVE POWER
		720,512

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,512

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.97%

(14)	TYPE OF REPORTING PERSON

CO

CUSIP NO. 427266101

Item 1. Security and Issuer:

This Schedule 13D (the "Schedule") relates to the common stock, par value $.001 per share ("Common Stock"), of Heritage Worldwide, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 337 Avenue de Bruxelles La Seyne-Sur-Mer (France) 83507.

Item 2. Identity and Background.

(a)-(c) This Statement is jointly filed by the following persons or entities (collectively referred to as the "Reporting Persons"):

Eurofortune Holding, S.A. ("EFH") and Alain Sereyjol-Garros ("Garros".)

EFH has its principal business and executive offices at 45, rue Siggy Vue Letzbuerg, L 1933 Luxembourg. Garros is the Chairman of the Board and majority shareholder of EFH. Garros is a Senior Director, Fiduciare- of an accounting firm located at 468 rue Jean Engling, L 1466 Luxembourg.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) EFH is a corporation formed under the laws of Luxembourg. Garros is a citizen of Luxembourg.

Item 3. Source and Amount of Funds or Other Consideration.

EFH paid $1,000,000 from its working capital to acquire two debentures of the Issuer, each having an aggregate principal amount of $500,000. The conversion prices of the debentures are fixed at $1.25 and $1.56.

Item 4. Purpose of Transaction.

The securities of the Issuer acquired and held by the Reporting Persons were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the Issuer. The Reporting Persons may, from time to time and at any time, acquire additional shares of beneficial interest of the Issuer in open market purchases or through negotiated private purchases.

Item 5. Interest in Securities of the Issuer.

(a)-(b) EFH owns 720,512 shares of beneficial interest of the Issuer constituting approximately 3.97% of the outstanding common stock (based on 17,410,299 shares of Common Stock outstanding as reported by the Issuer in its Form 10-QSB for the quarter ended March 31, 2005.)

Garros owns 13,775,096 shares of beneficial interest of the Issuer constituting approximately 75.97% of the outstanding common stock (based on 17,410,299 shares of Common Stock outstanding as reported by the Issuer in its Form 10-QSB for the quarter ended March 31, 2005), which number includes 720,512 shares of Common Stock held by EFH, of which Garros is the majority shareholder and Chairman of the Board, and 13,054,584 shares of Common Stock held by Milo Finance S.A. ("Milo"), a limited liability entity formed under the laws of Luxembourg, of which 95% of Milo is owned by Graham Turner Ltd. ("Graham Turner"), a limited liability entity formed under the laws of the British Virgin Islands. Garros owns 100% of Graham Turner and is the Chairman of the Board of Milo.

CUSIP NO. 427266101

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None

CUSIP NO. 427266101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2005

Eurofortune Holding, S.A. By: /s/Alain Sereyjol-Garros Alain Sereyjol-Garros Its: Chairman /s/Alain Sereyjol-Garros Alain Sereyjol-Garros